VANC Pharmaceuticals Inc.

Management’s Discussion & Analysis

For the 3 months ended

March 31, 2018

as at May 30, 2018

This Management Discussion and Analysis (“MD&A”) of VANC Pharmaceuticals Inc. (“VANC”, the “Company”, “we”, “us” or “our”) for the 3 months ended March 31, 2018 and as is on May 30, 2018. This MD&A should be read in conjunction with the un-audited financial statements of the Company for the 3 months ended March 31, 2018 and the related notes thereto.

Our financial statements are prepared in accordance International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” and the non-GAAP performance measures that are subject to risk factors set out in a cautionary note contained herein.

All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information about VANC Pharmaceuticals Inc. can be found on the SEDAR website (www.sedar.com) and on the Company’s website (www.vancpharm.com).

Forward Looking Statements

This MD&A contains or incorporates forward-looking statements within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in cost and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only VANC’s expectations, estimates and projections regarding future events.

Although the Company believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, influencing factors, risks and uncertainties are referred to in the body of this MD&A, in the press release announcing the Company’s financial results for the 3 months ended March 31, 2018 and for the fiscal year ended December 31, 2017 in VANC’s annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, VANC does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

as at May 30, 2018

Overview

Pursuant to VANC Pharmaceutical’s transformational vision and new focus, key strategic partnerships and acquisitions have been completed to serve as the backbone of VANC’s repositioning and evolution in 2018. The Board of Directors is also committed to creating the corporate structure and branding required to drive and support the new business model and to signal fundamental changes.

Through analysis and discussions with the Board of Directors and Management, VANC’s Marketing Agency of Record, Lampyon, has created a Brand Strategy that includes a complete rebranding of VANC Pharmaceuticals. The Board of Directors has approved the Brand Strategy and authorized Lampyon to proceed with the rebranding process, due to be completed in Q3 2018.

Concurrent with the corporate rebranding process, structural changes are being implemented to ensure systemic process improvements and a more focused product and service portfolio.

HealthTab will function as the core business division of the Company. Over time it will expand by integrating further point of care technologies that offer pharmacists, patients and consumers a suite of tests for monitoring their health status. Specifically, this division will be positioned to empower pharmacists and patients through the utilization of accessible, user-friendly tools and services that optimize the pharmaceutical management of health for individual patients and society as a whole.

A separate business division will be created and positioned to provide of a range of unique, high-margin products to pharmacies. The Corozon Platform will be integrated into this division and adopt its branding to serve as its centerpiece, facilitating distribution and pharmacy relations. The division will be branded to serve as the marketer and seller of the INSTI HIV test, OTC products, the “Endo” endocannabinoid-supporting product line and, when legal conditions are met, medical cannabis.  Finally, the company is actively pursuing additional in-licensing opportunities to further bolster the divisions offerings.

A new office is scheduled to open in Toronto in Q3 2018, bolstering VANC’s presence in Eastern Canada.  It will extend the reach of its current Vancouver office to access the home to many of the pharmaceutical industry’s key organizations and the largest market within Canada.

While these high-level changes are in progress, VANC has allocated resources to drive awareness, sales and adoption of its newly acquired products and services. Participating at various events and conferences (PharmaChoice National Conference, Halifax; Pharmasave National Conference, Vancouver; McKesson 360 Showcase, Toronto) has showcased VANC’s product lines and secured further HealthTab deployments in British Columbia, Alberta and Ontario, also leading to ongoing negotiations with pharmacy networks for larger scale deployments.

Having successfully completed significant first steps, the recent decisions outlined ensure continued progress and meaningful changes as VANC evolves to become a significant partner with Canadian pharmacy.

as at May 30, 2018

HealthTab Point of Care Tests

•Piccolo XpressTM, the analyzer at the core of HealthTab, offers an extensive menu of chemistry blood tests to assess patient health in environments where quick, comprehensive and accurate results are required, including military field hospitals and NASA’s space program.  As such, it is a proven, reliable and comprehensive health assessment tool.

•Patient health management is evolving in the 21st century driven by the internet and new technologies that allow patients to take a more active role in the management of their health.  Pharmacists, as highly accessible front-line health care providers, can fulfill a crucial role in facilitating patient goals in health monitoring and management.

•Pharmacies continue to face pressure due to recent changes in generic pricing regulations. As a result, pharmacy owners are actively looking for innovative, value-added services like HealthTab to help their businesses evolve beyond the traditional dispensing model.

•HealthTab is currently being offered at pharmacy locations in British Columbia, Alberta and Ontario.

•Recently VANC has launched a HealthTab pilot program in the Greater Toronto Area (GTA), Canada’s largest urban center, to assess patient receptivity and satisfaction, as well as to develop approaches to optimize pharmacist time and revenue generation associated with deployment of the system.

•VANC is in discussions with a leading pharmacy franchise group to develop a pilot program that could lead to a potentially significant rollout across Canada.

HealthTab Baseline

•The Baseline Panel consists of 9 markers in total, including a complete lipid profile as well as blood sugar and two commonly used tests (ALT & AST) for monitoring liver function.

•This panel is used primarily in screening for diabetes, heart disease and metabolic syndrome.

•Many pharmacies are beginning to introduce weight loss programs, which can have a significant impact in reducing certain chronic disease risk factors measured by this panel, including LDL, blood glucose and triglycerides. Two existing HealthTab locations are offering weight loss programs bundled with a Baseline panel, which has proven to be a successful integration model.

HealthTab Metabolic

•The Metabolic Panel consists of 15 markers in total, including all most commonly used liver function tests, kidney function tests, and electrolytes.

•The metabolic panel is used for screening those with an increased risk of chronic kidney disease and liver disease, as well as monitoring potential drug related toxicity.

•In addition to a direct patient pay model, some HealthTab locations are providing a Metabolic or Baseline panel as part of a provincially reimbursed medication review service.

as at May 30, 2018

Non-Prescription and Generic Products

Corozon Platform

•A HealthTab e-learning module and an INSTI HIV screening test quick-start guide was implemented on the Platform to facilitate rollout and adoption.

•Network-wide rollout as an online platform of preference to the United Pharma Group is in progress and is scheduled for completion in June 2018.

•In partnership with the device manufacturer, a pilot education program for a point of care testing device for infectious diseases is scheduled to roll out to a pharmacy group with over 100 members in Q3 2018.

•Negotiations are in progress to run a smoking cessation pilot program on the Platform in Q3 2018 with the participation of 20 major pharmacy network stores. Based on the assessment of the pilot, the program will be rolled out on a larger scale, generating substantial traction on the Platform.

•Full integration of the Platform and related processes (ordering, correspondence, payments) into the VANC ecosystem is scheduled for completion in Q3 2018.

•The Corozon Platform will be the centerpiece of VANC’s new product focused business division and as such will undergo rebranding to reflect the new business division.

Endocannabinoid-Supporting Product Line

•As announced in April 2018, VANC has secured a distribution agreement to market these products to Canadian pharmacies once they receive Health Canada NPNs.

•The submission process is underway, with expected approvals in H2 2018, at which point the products will launch through VANC’s sales broker networks.

INSTI HIV-1/HIV-2 Rapid Antibody Test

•A quick-start package with essential information guides, printed forms and retail sales collateral has been designed and produced to aid the implementation of the test in the pharmacy environment.

•An e-learning module with related forms and manuals has been deployed to the Corozon Platform to complement the quick-start package. Ordering is also possible via the ecommerce module.

•The product was showcased at several shows and conferences, driving awareness and sales.

•A draft Professional Practice Policy (PPP) on how to provide point-of-care HIV testing in community pharmacies has been submitted for discussion to the College of Pharmacists of BC and is still awaiting review.

•Discussions are ongoing regarding an application to have the test included in federal reimbursement programs.

as at May 30, 2018

Hema-Fer

•Healthcare Provider Detail Aids materials were redeveloped, submitted to the Pharmaceutical Advertising Advisory Board for voluntary pre-approval in Q4 2017, and approved in Q2 2018.

•Hema-Fer Microsite was completed in Q1 2018 and submitted to Advertising Standards Canada for voluntary pre-approval, which has been received and is to launch in conjunction with the Amazon webstore in Q2 2018.

•Physician Samples were redeveloped with new packaging that halved the production cost, allowing for substantially increased presence in physician offices. Currently in production, distribution is scheduled to commence in Q2 2018.

CortiVera-H & SennAce

•Work continues towards inclusion on provincial drug formularies, with all outstanding submissions expected to be completed in Q2 2018.

CortiVera & CortiVera Plus

•VANC has continued to market CortiVera (aloe vera/hydrocortisone 0.5%) & CortiVera Plus (aloe vera hydrocortisone 1%) creams and ointments to pharmacies as premium, made in Canada products.

•The company is assessing sales and re-evaluating whether to continue manufacturing on all CortiVera SKUs with manufacturing decisions anticipated in Q2 2018.

Ferrous Fumarate

•VANC has received Health Canada approval for ferrous fumarate tablets and capsules.

•Manufacturing was scheduled to commence in Q4 2017, with launch scheduled in Q2 2018. Upon final review prior to manufacturing sign-off, it was determined that the strength of these products needed to be adjusted in order to be competitive in the marketplace.

•The Company’s regulatory consultant was engaged to file the necessary amendments in Q1 2018. Feedback was received, requiring a resubmission in Q2 2018. This has been completed, and the application is currently awaiting approval by Health Canada.

•The outcome of this decision will determine whether a product launch is viable, at which point an update will be included in the Company’s quarterly filings.

Generic Prescription Products

•In accordance with VANC’s new business model, the existing generic portfolio continues to be gradually reduced, with the bulk of VANC’s generic DINs expected to be on long-term backorder.

•The process of transitioning DINs to Dormant status with Health Canada is underway, and as at May 30, 2018

discussions continue with manufacturing partners regarding the viability of keeping certain product DINs active.

Q1 2018 Corporate Update

•On February 5, 2018, VANC appointed Dong H. Shim as Chief Financial Officer. Mr. Shim is a member of the Chartered Professional Accountants of British Columbia and has served as an audit partner on numerous audit engagements with a mid-size firm located in Vancouver, British Columbia, where he audited various publicly traded companies, primarily focusing on junior mining, oil and gas, pharmaceutical, and high-tech industries

•Effective February 22, 2018, the Company’s auditor, Adam Sung Kim Ltd., Chartered Professional Accountant, resigned and that the Company appointed Davidson & Company, LLP, Chartered Professional Accountants.

•In February, the Board of Directors and VANC management held a strategy session in Vancouver, subsequent to which the Board approved VANC’s new Brand Strategy, involving a full rebranding of VANC Pharmaceuticals and creating two new business divisions within the company. Completion is scheduled for Q3 2018.

•On March 27, 2018, Dr. Robert Sindelar was appointed to VANC’s Board of Directors. Dr. Sindelar is a Professor, Faculty of Pharmaceutical Sciences, University of British Columbia (UBC) and an Advisor, External Relations to the Centre for Health Evaluation & Outcomes Sciences, Providence Health Care Research Institute and UBC.  Dr. Sindelar is also an elected fellow International Pharmaceutical Federation, Chair of the Global Pharmacy Observatory Advisory Board of the International Pharmaceutical Federation, part-time President, Global Drug Commercialization Centre (GDCC), Chengdu, China and part time VP, GDCC Worldwide, and Member of the External Advisory Board, Trinity College Dublin, School of Pharmacy and Pharmaceutical Sciences. Dr. Sindelar is also a past Dean of the Faculty of Pharmaceutical Sciences, UBC, President Providence Health Care Research Institute and VP Research and Academic Affairs, Providence Health Care.

•The Management has approved a decision to establish an additional office location in Toronto in Q3 2018.

•Management continued to pursue partnerships that ensured long-term, vested interest in the success of VANC through equity, as evidenced with the agreements announced in Q2 2018 with Emerald, Lampyon and Corozon.

Results of Operations - 3 months ended March 31, 2018

Revenue

The gross revenue was in amount of $309,788 for the three months ended March 31, 2018 (2017: $187,608). Net sales were in amount of $155,092 for the three months ended March 31, 2018 (2017: $120,486) after deducting the cost of customer marketing and promotional incentives of $154,696 (2017: $67,122) for the three months ended March 31, 2018.

The Company’s generic products portfolio forms about 73% of the gross revenue. Intense competition in this segment leads to lower margins. Currently we are selling to pharmacy chains and independent pharmacies.

as at May 30, 2018

The Company is reviewing generic portfolio to market high margin products and at the same time striving to improve margins with our vendors.

The Company’s sale of higher margin OTC products is showing better acceptance within the medical community. Company’s OTC products are listed in the largest distributor in Canada. There has been a positive trend in the sale of OTC product from quarter to quarter.

Manufacturing

The Company does not have its own manufacturing facilities and currently relies, and expects to continue to rely, on the third-party manufacturers of the product. The Company has various agreements in place to manufacturer its OTC products.

Other Operating Expenses

Management improved the disclosure on expense classification to monitor separate activities cost. Selling and Marketing expenses include all expenses related to sales personnel, selling and marketing, and distribution costs. Product registration and development includes all expenses related to acquiring new drugs, scientific consulting, regulatory fees and regulatory personnel. General and administrative cost includes expenses associated with running the day-to-day operations of the business.

Product Registration and Development Expenses

Product Registration and Development cost consists of the product registration, in-licensing, renewal of licenses, other regulatory fees and regulatory personal salaries and consulting fees for the total of $72,130 for the three months ended March 31, 2018 (2017: $43,347). We currently have one full-time regulatory personnel and one senior regulatory consultant doing the product filings process with Health Canada and other regulatory agencies to support the increased level of OTC and generic product lines.

Sales and Marketing Expenses

Sales and marketing expenses in the amount of $138,004 for the three months ended March 31, 2018 (2017: $139,219). Which consist of sales personnel payroll cost of $48,277 for the three months ended March 31, 2018 (2017: $85,377); marketing and advertising costs in relation with the promotion of generics and OTC products to the market in amount of $71,582 for the three months ended March 31, 2018 (2017: $29,508), logistics and distribution cost of $17,185 for the three months ended March 31, 2018 (2017: $4,195) and sales force travel and customer relations expenses of $960 for the three months ended March 31, 2018 (2017: $20,139).

The efficiencies in the Selling and Marketing expense compared to prior periods is due to restructuring and further optimization of the Sales Force department. The Company provides free samples of OTC products as a part of market awareness strategy. The Company is providing professional use only samples of the OTC products to medical doctors as part of our market awareness strategy. The total cost of the free samples is in the amount of $2,917 for the three months ended March 31, 2018 (2017: $14,205) was reported as part of marketing and advertising expense.

as at May 30, 2018

General and administrative expenses

	Three months ended March 31,
	2018	2017
	$	$
Management and consulting fees	96,479	53,834
Payroll	16,986	20,431
Office maintenance	11,725	16,231
Legal, audit and accounting	34,239	22,670
Travel	14,223	6,838
Insurance	8,354	7,568
Rent	12,429	12,099
Seminar and conferences	12,571	-
Filing and registration fees	18,106	14,929
Amortization	101,686	7,754
Bank service charges	463	541
Foreign exchange	102	-
	327,363	162,895

The increase in management and consulting fees in 2018 compared to 2017 was mainly due to hiring consultants for the HealthTab division acquired at the end of December 2017.

The increase in seminar and conferences and travel in 2018 compared to 2017 was mainly due to the Company attending various events and conferences to increase the Company’s brand awareness, showcase its products and services offered, secure interest in HealthTab deployments and generate negotiations with pharmacy networks.

The increase in amortization in 2018 compared to 2017 was mainly due to the amortization of intangible assets related to the HealthTab acquisition.

The level of general and administrative expenses did not fluctuate significantly in comparison to the previous periods. All the General and Administrative expenses are in line with the normal course of business operations.

Share-based compensation

Share-based compensation of $226,932 were recognized during the three months ended March 31, 2018 (2017: $116,974) for stock options vested during the current period. Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest over one year.

Inventory Write Down provision

Inventories are stated at net realizable value. The Company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions. Write-downs and write-offs are charged to Other Expense. During the three months ended March 31, 2018, the Company experienced total write-downs and write-offs of $22,455 (2017: $340,220).

as at May 30, 2018

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2017. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

Quarter Ended	Mar 2018	Dec 2017	Sept 2017	Jun 2017	Mar 2017	Dec 2016	Sept 2016	Jun 2016
	$	$	$	$	$	$	$	$
Gross revenue	309,788	261,309	523,088	645,078	187,608	437,625	639,472	455,086
Net sales	155,092	112,537	124,442	180,249	120,486	11,295	399,311	132,186
Gross profit	97,929	51,300	78,334	46,738	70,471	(124,446)	178,857	46,019
Other operating expenses	532,509	613,189	570,502	406,434	336,069	519,493	393,471	393,887
Write-down of inventories	22,455	298,260	56,359	51,138	340,220	291,794	-	-
Share-based compensation	226,932	133,896	51,460	9,059	116,974	67,351	99,567	239,942

Net Loss	683,967	994,045	599,987	419,893	722,792	1,003,083	314,181	587,811
Loss/Share	(0.02)	(0.04)	(0.03)	(0.03)	(0.05)	(0.07)	(0.03)	(0.04)
Total Assets	2,489,118	2,900,186	1,411,412	2,206,409	1,653,750	2,275,335	3,207,417	3,382,698

The Company commenced to commercialize its generic and OTC products during the second half of 2015.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations have been financed through the issuance of common shares. The Company commenced to commercialize its generic and OTC products during the second half of 2015 but has not been able to generate positive cash flows from its operating activity yet. Management anticipate that additional financings or capital requirements to fund the current commercial operations and working capital will be required to grow the business to a sustainable level.

Cash flows

Sources and Uses of Cash:

	Three Months Ended	Three Months Ended
	March 31, 2018	March 31, 2017
	$	$
Cash provided by (used in) operating activities	(418,269)	93,246
Cash used in investing activities	(50,000)	-
Cash provided by financing activities	118,300	-

Cash and Cash Equivalents, closing balance	209,764	520,728

as at May 30, 2018

There is an overall cash outflow of $349,969 for the three months ended March 31, 2018 compared to cash inflow of $93,246 in comparable period in 2017. The increase of cash used in operating activities is the result of business growth and expanding of commercial activity compared to 2017. In addition, the Company made cash payments totaling $50,000 related to the HealthTab acquisition during the three months ended March 31, 2018.

Funding Requirements

Management devotes financial resources to the Company’s operations, sales and commercialization efforts, regulatory approvals and business development. The Company will require cash to support working capital.

The future funding requirements will depend on many factors including:

-the extent to which we will be commercially successful in launching our new products

-to the extent of liquidation of the existing inventory of Generics and OTCs

-the size, cost and effectiveness of our sales and marketing program, distributions and marketing arrangements

-the purchase and leasing arrangements related to the deployment of additional HealthTab systems.

As at March 31, 2018, the Company had working capital of $1,035,210 (December 31, 2017: $1,272,259). We believe that our cash on hand, the expected future cash inflows from the sale of our products, net proceeds from the warrants exercised, if any, may not be sufficient to finance our working capital within the next 6-9 months. If our existing cash resources together with the cash we generate from the sales of our products are insufficient to fund our working capital, operational needs, we may need to sell additional equity or debt securities or seek additional financing through other arrangements.

DISCLOSURE OF OUTSTANDING SHARE DATA

The following table summarizes the Company’s outstanding share capital as at report date:

Reporting date

Common Shares	31,716,123
Stock Options	2,760,000
Stock Warrants	8,436,129

as at May 30, 2018

COMMITMENTS AND AGREEMENTS

Leased premises

The Company has entered into contracts for leased premises, which expire in 2018.  In September 2017, the Company extended the lease.  Total future minimum lease payments under these contracts are as follows:

March 31, 2018
$
Within 1 year	38,865
2 – years	73,844
112,709

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our consolidated financial statements are prepared in accordance with IFRS. These accounting principles require the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include accounting for amounts recorded in connection recoverability of inventories, reporting of revenue recognition, bad debt and doubtful accounts, income taxes, accounting for stock-based compensation expense, and commitments and contingencies.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, stock-based compensation and fair value measurements of financial instruments. These and other significant accounting policies are described more fully in Note 2 and 3 of our quarterly consolidated financial statements for the three months ended March 31, 2018.

Inventory valuation

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by regulatory changes or other market-driven changes that may reduce future selling prices. In determining net realizable value, the Company considers such factors as turnover, historical experience, expiry dates and shelf life of the products. A change to these assumptions could impact the Company’s inventory valuation and gross margin. Provision is calculated based on the expiry date.  The Company attempts to sell products with short shelf life with significant rebates.  Any unsold products with short shelf life and expired products are written-off.

as at May 30, 2018

Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon successful completion of shipment of pharmaceuticals. Provisions for sales discounts, incentives, and rebates and returns are made based upon historical experiences.

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain equipment.

Intellectual property

The recoverability of the carrying value of the intellectual property is dependent on successful development and commercial stage to the point where revenue is possible. The carrying value of these assets is reviewed by management when events or circumstances indicate that its carrying value may not be recovered. If impairment is determined to exist, an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the statement of operations and comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. For equity-settled awards to non-employees, the fair value is measured at each vesting date. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model, including the volatility, expected life of warrants and options, risk free interest rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s options and warrants issued. Management must also make significant judgments or assessments as to how financial assets and liabilities are categorized.

CHANGES IN ACCOUNTING STANDARDS

IFRS 9 – Financial Instruments

The Company adopted IFRS 9, which replaced IAS 39 – Financial Instruments: Recognition and Measurement, in its consolidated financial statements beginning January 1, 2018.

as at May 30, 2018

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities, however it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale.

Under IFRS 9 there are three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit and lost (“FVTPL”). The classification of financial assets under IFRS 9 is based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

IFRS replaces the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ model. The new impairment model applies to financial assets measure at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

The adoption of IFRS 9 did not have a material impact on the Company’s consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the goods or services. The standard replaces IAS 18 Revenue and IAS 11 Construction contracts and related interpretations. IFRS 15 is effective for reporting periods beginning on or after January 1, 2018 with early application permitted. The adoption of IFRS 15 did not have a material impact on the Company’s consolidated financial statements.

NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS NOT YET EFFECTIVE

The following is an overview of accounting standard changes that the Company will be required to adopt in future years.

IFRS 16 Leases

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for reporting periods beginning on or after January 1, 2019. The Company is in the process of assessing the impact of this pronouncement. The extent of the impact has not yet been determined.

Other new standards or amendments are either not applicable or not expected to have a significant impact on the Company’s consolidated financial statements.

as at May 30, 2018

FINANCIAL INSTRUMENTS AND RISKS

Operational Risk Factors

Limited Operating History

There is no assurance that VANC will earn profits in the future, or that profitability will be sustained. Operating in the pharmaceutical and biotechnology industry requires substantial financial resources, and there is no assurance that future revenues will be sufficient to generate the funds required to continue VANC business development and marketing activities. In case VANC does not have sufficient capital to fund its operations, the management may be required to restructure the operations.

Going concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business.

Development of Technological Capabilities

The market for VANC’s products is characterized by changing technology and continuing process development. The future success of Company’s business will depend in large part upon our ability to maintain and enhance the Company’s technological capabilities, develop and market products and services which meet changing customer needs and successfully anticipate or respond to technological changes on a cost effective and timely basis. Although we believe that Company’s operations provide the products and services currently required by our customers, there can be no assurance that the Company’s process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render VANC’s products or services uncompetitive. If VANC needs new technologies and equipment to remain competitive, the development, acquisition and implementation of those technologies and equipment may require us to make significant capital investments.

Economic dependence

The Company currently has licensing arrangements with three manufacturers to purchase, distribute and commercialize their drug molecules in Canada. The Company derives over 94% of its gross sales from four major national distributors for the three months ended March 31, 2018. The ability of the Company to sustain operations is dependent on the continued operation of these customers. The launch of new OTC products diversifies the Company’s portfolio and reduces the risk of the economic dependence.

as at May 30, 2018

Financial Instruments and Risk Management

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and asset acquisition liability. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable, but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

Approximately 28% of trade receivables are due from one customer at March 31, 2018 (December 31, 2017 – 35% from one customer).

Pursuant to their collective terms, accounts receivable were aged as follows:

	March 31, 2018	December 31, 2017
	$	$
Current	284,448	251,693
0 – 30 days past due	78,130	23,062
31 – 60 days past due	9,253	7,055
61 – 90 days past due	13,948	15,387
Over 90 days past due	67,573	128,087
	453,352	425,284

As at March 31, 2018, the allowance for doubtful accounts receivable was $50,765 (December 31, 2017 – $59,045).

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with as at May 30, 2018

the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

As at March 31, 2018, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities of $257,301 (December 31, 2017 - $302,089) and asset acquisition liability of $50,000 (December 31, 2017 - $100,000).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company is not exposed to significant interest rate risk.

RELATED PARTY TRANSACTIONS

Related party transactions are shown below:

	Three months ended March 31,
	2018	2017
	$	$
Accounting fees	10,000	-
Management and consulting fees	-	33,000
Salaries and benefits	78,513	-
Share-based compensation	220,915	92,857
	309,428	125,857

As at March 31, 2018, there was $15,719 (December 31, 2017 - $13,152) due to related parties included in accounts payable and accrued liabilities.

Salaries and benefits are paid to Mr. Bob Rai, Chief Executive Officer and Director and Mr. Mark Kunzli, Executive Vice President.

Accounting fees are paid to a company controlled by Mr. Dong Shim, Chief Financial Officer.

Share-based compensation relates to stock options granted and vested to management and directors of the Company during the three months ended March 31, 2018.

as at May 30, 2018

All related party transactions were in the normal course of business operations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements, which would require disclosure.

OTHER EVENTS

In April 2018, a total of 175,000 stock options were granted to the Corporate Secretary and a consultant of the Company.  Each option can be exercised to purchase one common share of the Company at $0.21 per share for a period of 5 years.

On April 15, 2018, the Company issued 3,030,303 share purchase warrants entitling the holder to acquire an additional common share of the Company at a price of $0.33 per share until April 15, 2020.

On April 25, 2018, the Company issued 2,000,000 common shares related to 2,000,000 warrants with an exercise price of $0.20 being exercised for gross proceeds of $400,000.

On April 27, 2018, the Company issued 880,000 common shares related to the acquisition of HealthTab.

In April 2018, the Company entered into an agreement with Corozon Consulting Corporation to acquire the Corozon Platform. The purchase price consists of $50,000 and issuance of 909,090 common shares. This acquisition is subject to approval from the Exchange.

On May 7, 2018, the Company issued 384,000 common shares related to 384,000 warrants with an exercise price of $0.20 being exercised for gross proceeds of $76,800.

Officers and Directors

Bob Rai, CEO, Director

Dong Shim, CFO

David Hall, Chairman

Alan Arnstein, Director

Sherif Gourgui, Director

Dr. Robert Sindelar, Director

Contact

VANC Pharmaceuticals Inc.

Suite 810 – 789 West Pender Street

Vancouver, BC V6C 1H2

Tel: 604-687-2038 Fax: 604-687-3141